GULF ISLAND FABRICATION, INC.
Suite 300
16225 Park Ten Place
Houston, Texas 77084

February 7, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re: GULF ISLAND FABRICATION, INC
Form 10-Q for the period ended September 30, 2018
Filed on November 9, 2018
File No. 001-34279

Ladies & Gentlemen:

Gulf Island Fabrication, Inc. (“we” or the “Company”) received the Staff’s comment letter (dated December 19, 2018) on January 28, 2019, relating to the above listed filing of the Company (the “Comment Letter”). We submit the following in response to the Comment Letter. The numbered paragraphs below repeat the comments in the Comment Letter for your convenience, followed by the Company’s response to each comment.

Form 10-Q for the period ended September 30, 2018

Note 2 - Assets Held for Sale, page 12

Comment:

1.
Please tell us how you considered the requirements for pro forma financial information pursuant to Article 11 of Regulation S-X for both the sale of your South Yard Facilities on April 20, 2018, and the North Yard Facilities on November 15, 2018, described in Item 2.01 of the respective Forms 8-K.

Response:

We do not believe Article 11 Proforma financial statements were required as the sales of the above referenced assets did not meet the definition of a business or a significant portion of a business as outlined in Article 11 below.

§ 210.11-01 (b) (2) The business to be disposed of meets the conditions of a significant subsidiary in § 210.1-02(w).

(d) For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2) Whether any of the following attributes remain with the component after the transaction:

(i)	Physical facilities,

(ii)	Employee base,

(iii)	Market distribution system,

(iv)	Sales force,

(v)	Customer base,

(vi)	Operating rights,

(vii)	Production techniques, or

(viii)	Trade names.

Our analysis and conclusion considered the following:

a)
Beginning in 2015, we experienced significant declines in our Fabrication activities and revenue due to the impact of lower oil and gas prices as reflected in our financial statements. Revenue for our Fabrication Division for the nine-months ended September 30, 2018, and for the full year 2017 and 2016 was $28.2 million, $57.9 million, and $88.7 million, respectively, compared to $151.6 million for 2015. The reductions in revenue experienced during these periods resulted in the underutilization of our fabrication facilities, which included our Texas South Yard and Texas North Yard (collectively, “Texas Yards”) and our fabrication yard in Houma, Louisiana (“Houma Yard”). Accordingly, throughout these periods we initiated and completed headcount and other cost reductions to align our personnel and costs with our anticipated needs, including an almost 50% reduction in the headcount of our Fabrication Division over a two-year period beginning in 2015 through the end of 2016. Further, in early 2017, we determined that the total fabrication capacity provided by our Texas Yards and Houma Yard was no longer necessary to support our future anticipated fabrication opportunities or to service our customers. Accordingly, during the first quarter 2017, we made the decision to sell our Texas Yards and classified the assets as held for sale. Further, we began to consolidate our operations at our Houma Yard. In our first quarter 2017 Form 10-Q, we disclosed the following:

“…These properties are currently underutilized and represent excess capacity within our Fabrication division. ...

We are working to wind down all fabrication activities at these locations and re-allocate remaining backlog and workforce to our Houma Fabrication Yard.”

For the periods after our classification of these facilities as assets held for sale through the date of their sales, employees at the Texas Yards were generally limited to non-operating maintenance and security personnel that were only necessary to maintain the facilities for sale. Further, revenue for our Texas Yards during this period was insignificant and was related only to temporary rent and storage fees and not for fabrication work.

Although we sold the Texas Yards, the nature of our revenue-producing activity for our Fabrication Division remained the same both before and after the sale of the Texas Yards as we continue to operate Houma Yard, which has capabilities similar to those previously performed at the Texas Yards. Further, the primary geographic market within which we compete is the U.S. Gulf Coast, and both the Texas Yards and Houma Yard are located on the U.S. Gulf Coast. Our customers are indifferent as to whether their projects are fabricated in Texas or Louisiana. Customer projects are typically awarded on a combination of price, quality and our ability to meet schedule requirements, with transportation to the point of use typically not being a primary consideration between a facility located in Texas or Louisiana. Accordingly, we do not believe our operations or opportunities were impacted by the sale of the Texas Yards. Rather, our operations were impacted by the overall market for our products and services. Further, we believe the capacity provided by our Houma Yard would enable us to achieve revenue consistent with, or greater than, our revenue for 2016 and 2015, subject to the overall market demand for our products and services.

b)
The sales of these assets did not significantly impact our Fabrication Division employee base as our headcount was reduced significantly during the period prior to our classification of the Texas Yards as held for sale due to the aforementioned reduction in market demand for our products and services and underutilization of our Fabrication facilities. We made disclosure in previous filings noting that we had already terminated or reallocated all but a small employee base in our Texas Yards as discussed above.

c)
Our marketing, sales force, customer base and production techniques remained the same both before and after the sale of the Texas Yards. The Texas Yards did not have their own marketing or sales force as such function is managed at a divisional level and supports all projects, irrespective of the location of execution. Further, our capabilities to execute fabrication projects for our customers continues to remain with the Company through the ongoing use of our Houma Yard.

d)	Our Texas Yards did not represent a separate segment.

e)
In connection with our classification of the Texas Yards as assets held for sale, we determined and disclosed in our first quarter 2017 Form 10-Q, that our Texas Yards did not qualify for discontinued operations treatment.

Accordingly, we do not believe that the sale of the Texas Yards represents a sale of a business or significant portion of a business.

Further, we considered additional provisions of Article 11 which state:

§ 210.11-01 (b) (8) Consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.

As discussed above, we do not believe that the sales of the Texas South Yard and Texas North Yard constituted the sale of businesses. Rather, they were sales of property and certain equipment that were no longer needed based on our outlook and existing fabrication capacity. We did incur holding costs, associated with maintenance and security personnel, insurance and property taxes, which were routinely disclosed in our quarterly filings subsequent to classifying these assets as held for sale. However, we do not believe that the holding cost were material relative to our operating losses and underutilization of our facilities reported in 2018 and 2017. Instead, we believe that the more relevant information to investors at the time of our decision to sell the Texas Yards, and our subsequent sales, was the anticipated realization of the cash proceeds from the sales of these assets to improve our liquidity and fund the underutilization of our facilities during the current oil and gas market downturn. Therefore, we concluded that the material information that was relevant to investors was already covered by Item 2.01 of Form 8-K, which was included within our Form 8-K filings, and accordingly, pro forma information was not required.

Note 3 - Revenue Recognition, page 13

Comment:

2.
We note you do not disclose revenue recognized in the reporting period that was included in Advanced Billings as of the beginning of the period. Please tell us your consideration of ASC 606-10-50-8(b).

Response:

Substantially all of our contracts are structured to provide for milestone payments in intervals such that Contracts in Progress and Advance Billings will routinely turnover within a reporting period. At December 31, 2017, our Advance Billings were $5.1 million, which represents the revenue recognized in the 2018 reporting period that was included in Advanced Billings as of the beginning of the period. This was approximately 3% of our revenue for the nine-months ended September 30, 2018.

Our determination at September 30, 2018, was that the amount of revenue recognized in the reporting period that was included in Advance Billings as of the beginning of the period, was not material. However, we acknowledge the Staff’s comment and in future filings we will disclose in our footnotes the amount of revenue recognized in the reporting period that was included in Advance Billings as of the beginning of the period.

Comment:

3.	We note you do not disclose an explanation of the significant changes in the contract liability balances. Please tell us your consideration of ASC 606-10-50-10.

Response:

ASC 606-10-50-10 states that:

“An entity shall provide an explanation of the significant changes in the contract asset and the contract liability balances during the reporting period. The explanation shall include qualitative and quantitative information. Examples of changes in the entity’s balances of contract assets and contract liabilities include any of the following:

a. Changes due to business combinations
b. Cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price (including any changes in the assessment of whether an estimate of variable consideration is constrained), or a contract modification
c. Impairment of a contract asset
d. A change in the time frame for a right to consideration to become unconditional (that is, for a contract asset to be reclassified to a receivable)
e. A change in the time frame for a performance obligation to be satisfied (that is, for the recognition of revenue arising from a contract liability).

Our determination at September 30, 2018, was that items a. - d. above were not applicable. Contract liabilities (which includes Advance Billings and Accrued Contract Losses) at September 30, 2018, were $21.0 million compared to $12.8 million at December 31, 2017. This change was primarily due to billings and advance payments from a customer for a project in our Fabrication Division and due to project progress in the ordinary course during the period and was not related to changes resulting from cumulative catch-up adjustments, significant changes in cost completion estimates, change orders or other changes to the structure or rights within our contracts. Our interpretation of the new disclosure requirements was that changes in contract asset and liability positions due to billings and work performed in the ordinary course were not part of the above disclosure requirements. We separately disclosed significant changes in working capital (which included changes in our contract assets and liabilities) within “Management’s Discussion and Analysis.”

Further, our determination at September 30, 2018, was that item e. was addressed through the disclosure of our “Future Performance Obligations Required Under Contracts” within Note 3 to our Financial Statements.

However, we acknowledge the Staff’s comment and in future filings we will disclose in our footnotes the reasons for significant changes in our contract liabilities during the reporting period.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 714-6123.

Sincerely

     /s/ Westley S. Stockton
Westley Stockton
Executive Vice President and Chief Financial Officer